

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 29, 2017

Via E-mail
Thomas Clay
Chairman and Chief Executive Officer
Golden Queen Mining Co. Ltd
2300 - 1066 West Hastings Street, Vancouver,
British Columbia, Canada V6E 3X2

> **Re: Golden Queen Mining Co, Ltd.**
> **Registration Statement on Form S-3**
> **Filed December 8, 2017**
> **File No. 333-221969**

Dear Mr. Clay:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   If you are relying on General Instruction I.B.4 to use Form S-3, please tell us how you have met the informational requirements to rights holders required by General Instruction I.B.4 (b) and (c).

2.   Please tell us whether you are intending to register the offer and sale of common shares to the Standby Purchasers pursuant to the standby guarantee agreement dated November 10, 2017. We may have further comment.

3.   On page 24 you state that the rights will be "fully transferable, exchangeable and exercisable." Please provide us with your analysis in this regard for rights held by the standby purchasers.

Thomas Clay
Golden Queen Mining Co. Ltd
December 29, 2017
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Jason K. Brenkert, Esq.
       Dorsey & Whitney LLP